UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 001-34728

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Douglas Dynamics, L.L.C. 401(k) Plan

B.  Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Douglas Dynamics, Inc.

7777 North 73rd Street

Milwaukee, Wisconsin 53223

REQUIRED INFORMATION

The following financial statements and supplemental information of the Douglas Dynamics, L.L.C. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2018 and 2017

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

Douglas Dynamics, L.L.C. 401(k) Plan

Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Douglas Dynamics, L.L.C. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Douglas Dynamics, L.L.C. 401(k) Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions (collectively, the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP

We have served as the Plan’s auditor since 2011.

Milwaukee, Wisconsin

June 26, 2019

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

	2018	2017
ASSETS
Participant-directed investments, at fair value	$76,964,754	$67,230,824
Net contributions receivable	32,696	75,385
Notes receivable from participants	1,992,341	1,538,481

NET ASSETS AVAILABLE FOR BENEFITS	$78,989,791	$68,844,690

The accompanying notes are an integral part of the financial statements.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2018

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income (loss):
Interest and dividends	$370,277
Net depreciation in fair value of investments	(6,349,010)

Net investment loss	(5,978,733)

Interest income from notes receivable from participants	111,210

Contributions:
Company	2,904,320
Participants	5,978,746
Rollover	752,534

Total contributions	9,635,600

Total additions	3,768,077

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	6,975,403
Administrative expenses	35,328
Deemed distributions	2,369

Total deductions	7,013,100

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS PRIOR TO TRANSFERS	(3,245,023)

TRANSFERS FROM DEJANA TRUCK & UTILITY EQUIPMENT COMPANY, INC 401(k) PLAN	13,390,124

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,145,101

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	68,844,690

End of year	$78,989,791

The accompanying notes are an integral part of the financial statements

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN

The following is a brief description of Douglas Dynamics, L.L.C. 401(k) Plan (the “Plan”) as in effect during 2018. The description does not reflect changes that became effective with the Plan’s restatement on January 1, 2019. See Note 2 — Subsequent Events.  Participants should refer to the Plan document and Summary Plan Description for a more complete discussion of the provisions of the Plan.

General

The Plan is a defined contribution plan established on January 1, 1988 and most recently restated effective January 1, 2019.  All employees (other than leased employees and certain interns) are eligible for participation in the Plan.  Employees become participants on the first day of each calendar quarter following the employment commencement date.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. As of January 1, 1998, any employee of Douglas Dynamics, L.L.C. (the “Company”) or its subsidiary, Fisher, LLC, who is employed as a regular full-time or regular part-time employee is eligible to participate, subject to certain exceptions specified in the Plan. Effective January 1, 2015, employees of the Company’s Madison Heights facility, TrynEx, became eligible to participate in the Plan. Effective January 1, 2016, the Henderson Products, Inc. 401(k) Plan was merged into the Plan and employees of Henderson Products, Inc., a subsidiary of the Company, became eligible to participate (“Henderson participants”). The merged assets totaled $12,064,660. Effective January 1, 2018, the Dejana Truck & Utility Equipment Co., Inc. 401(k) Plan was merged into the Plan and employees of Dejana Truck & Utility Equipment Company, LLC, a subsidiary of the Company, became eligible to participate (“Dejana participants”). The merged assets totaled $13,390,124.

The Plan was amended as of December 1, 2018 to allow for a one time Discretionary Contribution attributable to the plan year beginning on January 1, 2018 in such aggregate amount as determined by the employer.   The one-time Discretionary Contribution was made on behalf of each Active Participant (i) who was an active participant in and accruing a benefit under the Douglas Dynamics, L.L.C. Salaried Pension Plan as of December 31, 2018 and (ii) who was a nonhighly compensated employee for the plan year beginning on January 1, 2018.

Contributions

Contributions to the Plan are made by the participants in the Plan and by the Company and are subject to the provisions of Section 401(k) of the Internal Revenue Code (IRC).

New employees that met the requirements to participate in the Plan would be automatically enrolled with a default 3 percent deferral rate, increasing each year until the participant reaches a 6 percent deferral rate, unless otherwise elected by the Plan participant.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Contributions (Continued)

Participants could, during 2018, contribute from 1 to 30 percent of their eligible compensation, as defined, to the Plan, subject to limits set forth by the IRC.  Participants who attained age 50 before the end of the Plan year were eligible to make catch-up contributions.  The Company would contribute an amount equal to 20 percent of the participant’s contribution (excluding catch-up contributions) up to 5 percent of the participant’s eligible compensation.  Additional contributions could be made at the option of the Company’s Board of Managers subject to certain limitations set forth in the Plan.  Additionally, for 2018, the Company would make a nondiscretionary 3 percent contribution of participant’s eligible compensation each pay period except as noted below.  Employee contributions and employer matching contributions are 100 percent vested.  Meanwhile, employer nondiscretionary contributions are subject to three year cliff vesting based on vesting service.

For TrynEx, Henderson and Dejana participants, for 2018, the Company was not obligated to make automatic matching contributions but could instead make a discretionary matching contribution.

The percentage of contributions matched for TrynEx, Henderson and Dejana participants, if any, was a percentage as determined by the Company. Any percentage shall apply to TrynEx, Henderson and Dejana participants for the entire Plan year. Elective contributions over this percentage made by the employee would not be matched. The nondiscretionary 3 percent contribution described in the preceding paragraph also did not apply to TrynEx, Henderson or Dejana participants.

In 2018, the Company made a discretionary matching contribution for TrynEx and Henderson participants and participants hired or rehired on or after January 1, 2017 of 50 percent of the participant’s contribution up to 6 percent of the participant’s eligible compensation.

In 2018, the Company made a discretionary matching contribution for Dejana participants hired or rehired prior to January 1, 2018 of 100 percent of the participant’s contributions up to 4 percent.  For participant’s hired on or after January 1, 2018 the Company made a discretionary matching contribution of 50 percent of the participant’s contributions up to 6 percent.

For 2018, the Company made matching contributions discretionary for all active participants who have an employment or reemployment commencement date on or after January 1, 2017.  Additionally, participants with an employment or reemployment commencement date on or after January 1, 2017, TrynEx participants, Henderson participants and Dejana Participants were not eligible to receive an additional nondiscretionary 3 percent contribution.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Contributions (Continued)

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various pooled separate accounts, mutual funds, Company stock and common collective trusts as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings or losses.  Allocations are based on the participant’s eligible compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less.  Notes receivable transactions are treated as a transfer between the investment fund and the notes receivable fund.  Notes receivable terms range from one to five years, although a longer term is permitted if proceeds are for the purchase of a primary residence.  The notes receivable are secured by the balance in the participant’s account and bear a fixed rate of interest at 2 percent over the prime rate at the time the loan was made.  Principal and interest are paid ratably through monthly payroll deductions.  Payments of principal and interest are credited to the participant’s account.

Forfeitures

Forfeited nonvested accounts will be used to pay administrative expenses, reduce employer contributions, or be reallocated to participants.  At December 31, 2018 and 2017, there were $961 and $223 of forfeited nonvested accounts available to reduce Company contributions and pay administrative expenses, respectively. During 2018, $54,736 of forfeitures were used to reduce Company contributions.

Benefit Payments

Plan benefits are payable upon retirement at age 65 or later, disability, death, or termination of employment.  Upon death, a participant’s account will be paid to the beneficiary in a lump sum upon the valuation date immediately following death.  If a participant is at least age 59-1/2, an election may be made generally once each year, in writing, to receive a payment consisting of all or part of the account balance.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Benefit Payments (Continued)

If the participant’s vested account is $5,000 or greater, upon retirement or termination of employment other than death, the vested account will generally be paid in one single sum (subject to exceptions described in the Plan).  An account may be maintained up to age 70-1/2, at which time payment must be arranged.  If the balance is less than $5,000, the entire balance will be distributed upon retirement or termination in one lump sum payment.

Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to provisions of ERISA.  In the event of Plan termination, the participants would become fully vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net investment appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.  Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017.

Payment of Benefits

Benefits are recorded when paid.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of certain assets and liabilities.  Actual results could differ from those estimates.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits and are recorded as a liability with a corresponding deduction to contributions. There were no excess contributions payable as of December 31, 2018 or 2017.

Plan Expenses

Pursuant to the terms of the Plan, the Company pays all of the administrative expenses of the Plan except for administrative expenses incurred in conjunction with early withdrawals, participant requested services, and loan distributions (which are paid by participants).  Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Subsequent Events

A new Plan document was issued with an effective date of January 1, 2019 that converted the Plan to a safe harbor plan.  Under the new safe harbor plan, the Company has an employer matching percentage of 100% of contributions up to 3% of compensation, plus 50% of contributions over 3% of compensation up to 6% of compensation.  The Company also amended the Plan as of January 1, 2019 changing the financial hardship withdrawals in accordance with the Bipartisan Budget Act of 2018.

The Plan has evaluated subsequent events through June 26, 2019, the date the financial statements were issued.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -                   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -                   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as,

•    quoted prices for similar assets or liabilities in active markets;

•    quoted prices for identical or similar assets or liabilities in inactive markets;

•    inputs other than quoted prices that are observable for the asset or liability;

•            inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -                   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2018 and 2017.

Douglas Dynamics, Inc. Common Stock is valued at fair value based on the closing price reported in an active market where such shares are traded.

Mutual funds are valued at the net asset value (“NAV”) of shares held by the plan at year end.

Pooled separate accounts consist of various investment options (i.e. common stock, mutual funds, short-term securities, real estate) and are valued at the NAV which is based on the market value of its underlying investments.  While the majority of the underlying asset values are quoted prices, the NAV of the pooled separate accounts is not publicly quoted and are determined by the insurance company.  NAV is a readily determinable fair value and is the basis for current transactions.

Common collective trusts are valued at the NAV which is based on the market value of its underlying investments. The Plan offers funds that are common collective trusts. These funds are collective investment trusts that contain synthetic investment contracts comprised of both underlying investment and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.  NAV is used as an estimate of fair value, as the reporting entity has the ability to redeem its investment at NAV as of the measurement date as collective investment trusts can be redeemed on a daily basis. NAV is a readily determinable fair value and is the basis for current transactions.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Douglas Dynamics, Inc. stock	$2,486,994	$—	$—	$2,486,994
Mutual funds	20,620,899	—	—	20,620,899
Pooled separate accounts	—	12,277,606	—	12,277,606
Common collective trust	—	41,579,255	—	41,579,255
Total assets at fair value	$23,107,893	$53,856,861	$—	$76,964,754

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Douglas Dynamics, Inc. stock	$2,279,072	$—	$—	$2,279,072
Mutual funds	18,662,967	—	—	18,662,967
Pooled separate accounts	—	11,882,274	—	11,882,274
Common collective trust	—	34,406,511	—	34,406,511
Total assets at fair value	$20,942,039	$46,288,785	$—	$67,230,824

NOTE 4 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Principal Life Insurance Company.  Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Principal Life Insurance Company amounted to $35,328 for the year ended December 31, 2018.  These party-in-interest transactions are exempt from the prohibited transaction rules at ERISA.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended and restated utilizing a prototype plan document since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the accompanying financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions.  The Plan received a letter from the Department of Labor on May 1, 2019 informing the Plan that an audit will be performed by the Department of Labor for the Plan year ended December 31, 2017.

NOTE 6 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 7 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2018	2017
Net assets available for benefits per the financial statements	$78,989,791	$68,844,690
Net contributions receivable	—	51,800
Difference in fair value of common collective trust reported on Form 5500	(40,119)	(6,320)

Net assets available for benefits per the Form 5500	$78,949,672	$68,890,170

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2018:

Net decrease in net assets available for benefits per the financial statements	$(3,245,023)
Net change in contributions receivable	(51,800)
Change in difference in fair value of common collective trust reported on Form 5500	(33,799)

Net decrease in net assets available for benefits per the Form 5500	$(3,330,622)

The Principal Stable Value Fund Common Collective Trust is reconciled to the fair value on Form 5500 from the fair value on the financial statements above.

NOTE 8 — NON-EXEMPT TRANSACTIONS

In 2018 and 2017, the Company failed to remit certain employee deferral contributions and loan payments for certain payroll periods within the timeframe prescribed by the Department of Labor.  This is deemed a prohibited transaction in accordance with ERISA and the IRC.  The Company filed the required Form 5330 with the IRS and paid any associated excise tax.

SUPPLEMENTAL INFORMATION

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

SCHEDULE H LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2018

Name of Plan Sponsor:	DOUGLAS DYNAMICS, L.L.C.
Employer Identification Number:	42-1623692
Three Digit Plan Number:	006

2017 Participant Contributions Transferred Late to Plan		Total that Constitute Non-Exempt Prohibited Transactions
Amount Withheld	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$33,502	☒		$33,502

2018 Participant Contributions Transferred Late to Plan		Total that Constitute Non-Exempt Prohibited Transactions
Amount Withheld	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total fully corrected under VFCP and PTE 2002-51
$152	☒		$152

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Name of Plan Sponsor:	DOUGLAS DYNAMICS, L.L.C.
Employer Identification Number:	42-1623692
Three Digit Plan Number:	006

	(b)	(c)
	Identity of Issuer,	Description of Investment		(e)
	Borrower, Lessor,	including maturity date, rate of interest,	(d)	Current
(a)	or Similar Party	collateral, par, or maturity value	Cost (2)	Value

*	Douglas Dynamics, Inc. Common Stock	Employer Common Stock		$2,486,994
*	Principal Life Insurance Company	Large Cap S&P 500 Index - pooled separate account		3,910,610
*	Principal Life Insurance Company	Small Cap S&P 600 Index - pooled separate account		3,132,745
*	Principal Life Insurance Company	Bond Market Index - pooled separate account		761,292
*	Principal Life Insurance Company	High Yield I - pooled separate account		1,200,104
*	Principal Life Insurance Company	International Equity Index - pooled separate account		361,183
*	Principal Life Insurance Company	Principal Stable Value Fund - common collective trust		3,329,411
*	Principal Life Insurance Company	Stock - pooled separate account		63,757
*	Principal Life Insurance Company	Core Plus Bond - pooled separate account		1,356,926
*	Principal Life Insurance Company	Mid-Cap Value I - pooled separate account		383,938
*	Principal Life Insurance Company	Mid-Cap S&P 400 Index - pooled separate account		1,107,051
*	Principal Life Insurance Company	Lifetime Strategic Income - common collective trust		519,774
*	Principal Life Insurance Company	Lifetime 2010 - common collective trust		643,169
*	Principal Life Insurance Company	Lifetime 2020 - common collective trust		8,679,068
*	Principal Life Insurance Company	Lifetime 2030 - common collective trust		14,642,046
*	Principal Life Insurance Company	Lifetime 2040 - common collective trust		7,060,316
*	Principal Life Insurance Company	Lifetime 2050 - common collective trust		5,465,280
*	Principal Life Insurance Company	Lifetime 2060 - common collective trust		1,200,072
	The Vanguard Group	Vanguard Windsor Admiral - mutual fund		2,937,635
	The Vanguard Group	Vanguard Primecap Admiral - mutual fund		4,472,120
	The Vanguard Group	Vanguard Explorer Admiral - mutual fund		898,010
	T. Rowe Price	Capital Appreciation - mutual fund		5,418,818
	T. Rowe Price	Mid-Cap Growth - mutual fund		3,362,001
	American Century Investments	Small Cap Value - mutual fund		643,179
	American Funds	Europacific Growth R4 Fund - mutual fund		1,552,415
	American Funds Service Company	American Funds American R4 - mutual fund		763,543
	Oppenheimer	Oppenheimer Developing Markets A Fund - mutual fund		573,178
*	Participants	Loans (1)	$—	1,992,341

				$78,916,976

*Party-in-interest as defined by ERISA.

(1)         Bearing interest rates ranging from 4.25 to 7.50 percent and maturing at various dates through July 2045.

(2)         Not applicable - participant directed investments except for participant loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

Dated: June 26, 2019	By:	/s/ Sarah Lauber
Sarah Lauber
Chief Financial Officer and Secretary of Douglas Dynamics, Inc.

EXHIBIT INDEX

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

Exhibit No.	Description

23	Consent of CliftonLarsonAllen LLP